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CUSIP NO. 420542102                                           Page 1 of 6 Pages




                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                        HAWTHORNE FINANCIAL CORPORATION
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                                (NAME OF ISSUER)


                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (TITLE OF CLASS OF SECURITIES)


                                   420542102
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                                 (CUSIP NUMBER)


                            Gerard L. Hawkins, Esq.
                             Jeffrey D. Haas, Esq.
                            Cristin M. Zeisler, Esq.
                     Elias, Matz, Tiernan & Herrick L.L.P.
                             734 15th Street, N.W.
                            Washington, D.C.  20005
                                 (202) 347-0300
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             (NAME, ADDRESS, TELEPHONE NUMBER OF PERSONS AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)


                                October 11, 1998
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            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

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CUSIP NO. 420542102                                          Page 2 of 6 Pages





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      1.     NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             SCOTT A. BRALY, S.S.N.: ###-##-####
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      2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                      (a) [ ]

                                                                                                                   (b) [ ]
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      3.     SEC USE ONLY
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      4.     SOURCE OF FUNDS
             PF
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      5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

             Not Applicable
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      6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             UNITED STATES OF AMERICA
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      7.     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

             430,727*
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      8.     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER
             -0-
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      9.     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

             430,727*
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      10.    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER
             -0-
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      11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             430,727*
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      12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                     [ ]
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      13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             7.8%
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      14     TYPE OF REPORTING PERSON
             IN
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

*See Item 5.
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CUSIP NO. 420542102                                          Page 3 of 6 Pages



ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Hawthorne Financial Corporation, a Delaware corporation ("Hawthorne" or the "Issuer"), whose principal executive offices are located at 2381 Rosecrans Avenue, El Segundo, California 90245.

ITEM 2.  IDENTITY AND BACKGROUND

(a-c) This Schedule 13D is filed by Scott A. Braly, President and Chief Executive Officer of the Issuer. His business address is 2381 Rosecrans Avenue, Second Floor, El Segundo, California 90245.

(d) During the past five years, Scott A. Braly has not been convicted in a criminal proceeding.

(e) During the past five years, Scott A. Braly has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)      Mr. Braly is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Pursuant to a Unit Purchase Agreement (the "Agreement"), dated as of October 10, 1995, by and among Hawthorne and the other signatories thereto (the "Purchasers"), Scott A. Braly purchased 2.4 (the "Units") units from Hawthorne for $1.2 million. All of such funds came from the personal funds of Scott A. Braly. Each Unit consisted of a package of the following securities: $250,000 principal amount of senior notes, five shares of Series A preferred stock, par value $.01 per share, of Hawthorne (the "Preferred Stock"), and a common stock purchase warrant (each, a "Warrant") representing the right to purchase 44,000 shares of Common Stock at a price of $2.25 per share. Each such note and share of Preferred Stock acquired by Scott A. Braly was redeemed by Hawthorne on December 31, 1997. In connection with a public offering of Common Stock on July 8, 1998, each Warrant owned by Scott A. Braly was adjusted to represent the right to purchase 46,522 shares of Common Stock at a price of $2.128 per share. Such Warrants may be exercised at any time during the period beginning December 15, 1998 through December 15, 2005. As of the date hereof, Scott A. Braly owns 2.4 Warrants, and as such, is deemed to beneficially own 111,653 shares of Common Stock. If Scott A. Braly should decide to exercise such Warrants, all of the funds utilized for the potential exercise are expected to come from the personal funds of Scott A. Braly.

         On June 14, 1997, and on September 14, 1997, Scott A. Braly received a total of 19,161 shares of Common Stock as dividends declared and paid on his Preferred Stock. These shares were obtained without consideration from Scott A. Braly.

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CUSIP NO. 420542102                                          Page 4 of 6 Pages

         On July 8, 1998, Scott A. Braly purchased 66,600 shares of Common Stock in a public offering by the Issuer for $999,000. All of such funds came from Scott A. Braly's personal funds.

         Scott A. Braly has received 1,313 shares of Common Stock pursuant to Hawthorne's 401(k) Plan. Such shares were obtained without consideration from Scott A. Braly. On November 27, 1995, Scott A. Braly received options to buy 212,000 shares of Common Stock (the "1995 Options"). All of the 1995 Options have vested and are currently exercisable. On June 1, 1997, Scott A. Braly received options to purchase 20,000 shares of Common Stock (the "1997 Options"), 6,667 (or one-third) of which are currently vested and exercisable. Although Mr. Braly does not beneficially own the 13,333 shares of Common Stock underlying the non-vested 1997 Options, he has chosen to report such shares as beneficially owned as of the date hereof rather than file an amendment to this
Schedule 13D sixty (60) days prior to when such non-vested 1997 Options become exercisable, which is when such shares shall become beneficially owned by him.

ITEM 4. PURPOSE OF TRANSACTION

         Scott A. Braly is presently the President and Chief Executive Officer of the Issuer. Scott A. Braly intends to continue to participate in the management and operations of the Issuer in such capacity.

         Scott A. Braly has acquired the Common Stock, the Warrants and the 1995 and 1997 Options solely for investment purposes. Depending on his evaluation of the Issuer, other investment opportunities, market conditions, and such other factors as he may deem material, Scott A. Braly may seek to acquire additional shares of Common Stock in the open market, in private transactions, or otherwise, or may dispose of all or a portion of such Warrants or the shares of Common Stock owned by him.

         Except as set forth above, Scott A. Braly has no plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date hereof, Scott A. Braly owns 430,727 shares of Common Stock, which represents 7.8% of the shares of Common Stock outstanding. The 430,727 shares of Common Stock includes 13,333 shares which Scott A. Braly may acquire pursuant to the exercise of the non-vested 1997 Options. Although Scott A. Braly does not beneficially own the 13,333 shares of Common Stock underlying such non-vested1997 Options as of the date hereof, he has chosen to report such shares as beneficially owned as of the date hereof rather than file an amendment to this Schedule 13D sixty (60) days prior to when such non-vested 1997 Options become exercisable, which is when such shares shall become beneficially owned by Scott A. Braly.

(b) Scott A. Braly has the sole power to vote and the sole power to dispose of the 430,727 shares of Common Stock beneficially owned by him.

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CUSIP NO. 420542102                                          Page 5 of 6 Pages


(c) Other than as described herein, no other transactions in Common Stock were effected by Scott A. Braly during the last 60 days.

(d)      Not applicable.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as set forth elsewhere herein, Scott A. Braly is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer. Scott A. Braly is the President and Chief Executive Officer of the Issuer and has in the past and intends in the future to exercise his vote and to serve the Issuer in such capacity in an independent manner, and to vote his shares of Common Stock individually and not pursuant to any understanding, agreement or arrangement with any other persons.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.
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CUSIP NO. 420542102                                          Page 6 of 6 Pages



                                     SIGNATURE


         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.



By:      /s/ Scott A. Braly
         -------------------------
         Scott A. Braly


Date:    November 6, 1998